Exhibit 99.2

CONFERENCE CALL INFORMATION	REPLAY INFORMATION

Date: Tuesday, January 27 Time: 5AM PST / 8AM EST Management Call Number: 1-866-478-6329 Conf ID : 7300 9766 Listener Call Number: 1-888-286-6281 or 1-706-643-3761	Accessible 2 hours after call Replay Number: 1-404-537-3406 Conference ID: 7300 9766

Operator Instructions

Good morning. My name is [NAME OF OPERATOR], and I will be your conference operator today. At this time, all lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. At this time I would like to turn the call over to David Pasquale of Global IR Partners.

David Pasquale – Global IR Partners

Thank you operator and welcome to today’s call. Joining us on today’s call are Darin Billerbeck, Lattice Semiconductor’s President and CEO, and Joe Bedewi, Lattice Semiconductor’s Chief Financial Officer. After formal remarks we’ll open the call to audience questions.

If you’ve not yet received a copy of today’s press release, please e-mail Global IR Partners using lscc@globalirpartners.com, or you can get a copy of the release off the Investor Relations section of Lattice’s Website. We’ve also uploaded a PowerPoint presentation that accompanies today’s discussion to the IR section of our corporate Website.

Slide #2 [SAFE HARBOR NOTICE]

Before we begin our formal discussion, I’ll review the safe harbor statement. On our PowerPoint presentation, we direct your attention to the second slide.

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. No tender offer for the shares of Silicon Image, Inc. (“Silicon Image”) has commenced at this time. In connection with the proposed transaction, Lattice Semiconductor may file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”), and any definitive tender offer documents will be mailed to shareholders of Silicon Image. INVESTORS AND SECURITY HOLDERS OF SILICON IMAGE ARE URGED TO READ THE TENDER OFFER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Lattice Semiconductor through the website maintained by the SEC at http://www.sec.gov or through Secretary, Lattice Semiconductor Corporation, 5555 NE Moore Court, Hillsboro, Oregon 97124-6421.

We further note that it is our intention that this call will comply with the requirements of SEC Regulation FD. The matters that we discuss today other than historical information include forward-looking statements relating to our future financial performance and other performance expectations. Investors are cautioned that forward-looking statements are neither promises nor guarantees. They involve risks and uncertainties that may cause actual results to differ materially from those projected in the forward-looking statements.

Some of those risks and uncertainties are detailed in our filings with the Securities and Exchange Commission, including our fiscal year 2013 Form 10-K and our quarterly reports on Form 10-Q. The Company disclaims any obligation to publicly update or revise any such forward-looking statements to reflect or circumstances that occur after this call.

At this time, it is my pleasure to turn the call over to Darin Billerbeck.

Please go ahead, Sir.

Darin Billerbeck - Lattice Semiconductor Corp - President & CEO

Thank you David, and thanks everyone for joining us for today’s call on short notice. This morning’s announcement of Lattice Semiconductor’s definitive agreement to acquire Silicon Image is a transformative event for both companies. We are excited about the compelling business and financial opportunities this acquisition provides for our companies, customers and shareholders. We hope to answer as many of your questions as possible so that each of you can walk away with a clear understanding of the fit, synergies and upside potential of this acquisition.

The key takeaways of our acquisition of Silicon Image are:

First, we are creating a global leader in low power connectivity solutions. Post-closing, we will be able to offer broader, even more strategic solutions to our customers. Combining the power of our flexible FPGAs with the feature and cost optimization of Silicon Image’s ASSPs will allow Lattice to support customers from the initial development stage all the way through maturity. The implications of this are huge for Lattice and its combined customer base post the transaction.

Second, Lattice will gain powerful scale. We increase our revenue base, realize supply chain, OpEx and R&D synergies. Along with benefit from a broader strategic presence, larger IP portfolio and greater customer footprint, all of which are critical to driving long-term revenue and EPS growth.

Lastly, this acquisition makes sense financially. It will be immediately accretive to non-GAAP earnings. We also expect strong free cash flow will provide us with flexibility to aggressively pay down debt. Also important, this acquisition will not be dilutive to Lattice shareholders.

As you can imagine, we are extremely excited about this acquisition and the long-term benefits it offers the shareholders, customers, partners and employees of both Lattice Semiconductor and Silicon Image.

Slide #3 [TODAY’S ANNOUNCEMENT]

Quickly turning to Slide #3, here you see a topline review of today’s announcement.

Lattice has signed a definitive agreement to acquire Silicon Image in an all-cash transaction.

Importantly, and unique to the semiconductor industry, the combined entity will immediately become a leader in connectivity solutions for consumer, industrial and communications applications, offering tremendous upside growth opportunities.

In addition, we have identified numerous synergies we expect will result in savings of at least $32 million within one year of completing the transaction. That said this is a growth story. Our focus is on sustained growth of revenue and earnings.

Finally, we expect the acquisition of Silicon Image to be immediately accretive to Lattice’s EPS on a non-GAAP basis.

Slide #4 [TRANSACTION OVERVIEW]

Turning to Slide #4, let me quickly review the key terms of the transaction.

We are offering $7.30 per share in cash for 100% of Silicon Image common shares, which represents an 23.7% premium to the closing price on January 26, 2015 and a 34.6% premium to the closing price over the last 90 trading days.

The equity value of the transaction is approximately $600 million or an enterprise value of approximately $450 million, net of cash held at Silicon Image.

To finance the transaction, we will use approximately $250 million of combined cash on hand from Lattice and Silicon Image and have secured financing commitments from Jefferies Finance LLC for a $350 million term loan to cover the difference. Upon closing, we expect to have pro forma net leverage of approximately 1.5X.

The transaction is expected to close by the end of March 2015. Closing of the tender offer is conditioned upon customary closing conditions and regulatory approvals, and at least a majority of the total outstanding shares of Silicon Image common stock being tendered.

Slide #5 [COMBINATION CREATES…IN CONNECTIVITY SOLUTIONS]

Turning to Slide #5, allow me to provide a high level overview of what each company brings to the table and how we will create a global leader in connectivity.

For those on today’s call less familiar with Lattice, we are a leader in programmable connectivity solutions. We have aggressively moved into the consumer sector creating a market for programmable logic devices where none had existed. We are the leading player in the market for low power, small form factor, customizable solutions. We enable our customers to make changes on the fly without having to spin costly, time consuming new silicon.

The flexible customization we bring to the table gives customers a competitive advantage as they work to offer multiple flavors of the same platform or device based on market segment or geography. And we provide these powerful solutions on a cost effective basis able to meet the demanding markets in which our customers operate, from the high-growth consumer market to communications, industrial, medical and computing. For the last twelve months ended September 2014, Lattice has achieved revenues of approximately $372 million, with healthy gross margins of 56%. Full year 2014 results will be announced on February 3rd.

Switching to Silicon Image, we view this business as highly complementary to Lattice. Headquartered in Sunnyvale, with R&D locations in Sunnyvale, Shanghai and Hyderabad, Silicon Image is a leader in wired and wireless application specific standard products, or ASSP connectively solutions including millimeter wave and software services. The key to ASSPs is that they satisfy a different critical customer need at a different point in the product lifecycle than FPGAs. Silicon Image also brings to Lattice an expansive intellectual property business that generates significant licensing revenue. Also significant, Silicon Image has created industry standards that touch all of us on a daily basis including HDMI, MHL and DVI. And with standards always evolving as technologies and applications continue to evolve – this puts Silicon Image in an enviable position with customers.

To give you a better idea of Silicon Image’s reach and scale, I offer the following:

•	25% of high end smart phones shipped with MHL in 2014

•	40% of DTVs shipped with MHL in 2014 up from 28% in 2013

•	MHL is also used extensively in streaming sticks, home theatre products, monitors, and auto interfaces. This plays into the trend of taking the power of smartphones as a single device for communications, entertainment and gaming.

Over the twelve months ended September 2014, Silicon Image had revenues of approximately $253 million, with strong gross margins of approximately 61%.

The bottom line is that Lattice and Silicon Image fit naturally together. Lattice excels in providing fast and flexible programmable connectivity, and Silicon Image excels in delivering ASSPs for optimized connectivity for mainstream applications.

Slide #6 [STRATEGIC RATIONALE]

Moving to Slide #6, you can see the numerous points of strategic rationale for Lattice to acquire Silicon Image. I will give you added color on each over the next few slides.

Slide #7 [INCREASED STRATEGIC RELEVANCE FOR CUSTOMERS]

If you could please turn to Slide #7. If you take anything away from Slide #7, I want you to appreciate the power of a combined Lattice/Silicon Image. In a first-of-its kind in the semiconductor industry, a single company will bring together the complimentary attributes of FPGAs and ASSPs. In other words, we will be able work with customers across the entire product lifecycle – from standards development and product specification, to early innovator and late majority, all the way through to product maturity. In doing so, we will offer customers unprecedented speed to market at the lowest cost available, which in turn will significantly increase our strategic relevance to customers.

Slide #8 [STRONG COMBINED IP AND PRODUCT PORTFOLIO]

Turning to Slide #8, this provides some specific examples of how Lattice and Silicon Image are complementary, additive and fit naturally together.

Individually, Lattice and Silicon Image boast formidable IP portfolios, but when combined we form a broad IP ecosystem. Where Lattice brings the strength of FPGA capabilities, Silicon Image offers industry-leading wired (HDMI and MHL) solutions. In addition, Silicon Image is at the forefront of wireless connectivity through WiGig, SNAP and its backhaul capabilities.

Slide #9 [MARKET EXPANSION OPPORTUNITIES]

Turning to Slide #9, a theme for Lattice’s success has been our ability to apply what we learn from market to another. Who doesn’t need innovative low power products with the smallest possible foot print, at an affordable price? This becomes a perpetual feedback loop. What we learn in Consumer has direct applications in Industrial. This in turn feeds into Communications. This is a very effective model and allows us to actively leverage our intellectual property and practical know how. This is also central to our ability to work strategically with customers.

By combing the strengths our two companies bring to the table we stand to be even stronger. This directly translates into new revenue and growth opportunities at existing and new customers.

Slide #10 [HIGHER LIFETIME REVENUE OPPORTUNITIES]

Turning your attention to Slide #10, by acquiring Silicon Image, Lattice will get a foot in the door at the very earliest stages, when standards are being defined to meet customers’ long-term product roadmaps and needs. From there we move to strategic collaboration on product definition. This is the Holy Grail; being able to work alongside our customers to unlock the power of our capabilities to meet their needs. Historically, Lattice was called upon to leverage the flexible programmability of our FPGAs to develop a solution for customers as they headed into production. Typically, the customer would use the FPGA for a few quarters as it worked to get an ASSP solution in place as part of its normal cost down process. With the acquisition of Silicon Image, this will change dramatically, for the better.

In practice, there is a natural handoff from the early innovator stage during the first 3-6 months of product development, where Silicon Image starts working with customers to the early adopter and mature stages, which is where Lattice comes in with our flexible, low power connectivity solutions. As the product then goes into the long tail or maturity phase of its lifecycle customers normally would look to replace the PLD with the cost down benefits of an ASSP, which is where Silicon Image comes back into the picture.

The big picture here is that the world in which we live has changed dramatically. Today, we live in a fast pace, IP driven world. There are always a few exceptions but for the most part, our customers don’t want to buy capabilities, they want to buy solutions. There are several reasons for this. Cost is a driver. Time to market is a driver. And competition is a driver. The other underlying force is that customers are running faster and leaner than ever. They no longer maintain large engineering staffs. They want plug and play modular technologies and they integrate new and old technologies. They want partners, like Lattice, to serve a strategic, partnership role in the development of their products. We find customers to be more open with their needs and thus are better able to help them. This is in contrast to the typical FPGA model where we sell silicon with a capability and rely on the customer to program and implement.

By acquiring Silicon Image, we will now be able to offer a broader, longer-term solution. We fully expect this will even further elevate the importance of Lattice with our customers. In addition, because the combined Lattice/Silicon Image will be involved throughout the entire lifecycle of a product and offer a full-menu of connectivity solutions, we expect to gain increased stickiness with customers.

We like this new model and think there is more room for longer-term value creation for Lattice and our shareholders. Winning Earlier and Defending Longer equals success and profitable growth.

Slide #11 [MARKET DIVERSIFICATION]

Turning to Slide #11, as many of you know, one of the major directives and successes for Lattice over the past 2-3 years has been our aggressive penetration of the consumer segment. By successfully executing we created a market for programmable solutions in the Consumer where none existed prior. Acquiring Silicon Image will further strengthen our scale and relevance in consumer, and add on a new revenue stream in the form of licensing.

Slide #12 [DIVERSIFIED CUSTOMER BASE]

Moving onto Slide #12 – The takeaway here is that a combined Lattice/Silicon Image will boast a robust and highly diverse customer base, including a who’s who base of customers. As part of our post-closing integration process, we will be working very closely with the Silicon Image team to determine additional opportunities to develop deeper, stronger customer relationships. We are confident that our acquisition of Silicon Image will be well-received by customers, many of whom will embrace the idea of working closely with a single source that can support their product development over the entire lifecycle. As I said earlier our goal is to Win Earlier and Defend Longer. Execution on this mantra will drive our continued success and profitable growth.

I would now like to turn the call over to our Chief Financial Officer, Joe Bedewi.

Joe…

Joe Bedewi - Lattice Semiconductor Corp – Chief Financial Officer

Thank you Darin.

Let me start out by reiterating the logic of this transaction. From both an operational and financial perspective, our proposed acquisition of Silicon Image makes sense. It’s aligned with our growth objectives and will position us to even more effectively compete in the market.

We have spent a great deal of time evaluating transactions and are confident that this is the right one. We are confident in the Silicon Image business based on our extensive due diligence, the fit with Lattice, and the greater prospects we will have combined. We have a track record of successful execution and are confident we will continue to successfully execute on a larger scale moving forward.

Slide #13 [ECONOMIES OF SCALE]

If you can please turn to Slide #13 you will see an illustration of the economies of scale we expect to gain through the transaction. From a sales and marketing perspective, not only will we be able to streamline our sales organization, we’ll benefit from improved visibility into our customer’s requirements, thereby becoming more relevant. Turning to R&D, our IP portfolio will increase tremendously and gain design efficiencies. In addition, we expect to achieve material economies of scale in both G&A and throughout the supply chain. In total, we have identified approximately $32 million of operating synergies that we expect to achieve within 1 year of closing the transaction. You have my assurance that we will be focused on the integration and execution to achieve our objectives.

Slide #14 [ATTRACTIVE FINANCIAL MODEL]

If you can now turn to Slide #14, you can see the financial implications of Lattice’s acquisition of Silicon Image. This is a real game-changer for Lattice. On a trailing 12 month basis we would have combined revenues of greater than $600 million dollars, with a positive effect on our gross profit and operating profit margins. As Darin noted earlier, this acquisition will be immediately accretive to Lattice on a non-GAAP basis and will not result in any dilution for Lattice’s shareholders.

Turning to our targeted financial objectives, we expect to grow revenue in line with the market. For gross profit margin, our long-term goal is 55-60%. For operating profit margins, our long-term goal is to be above 20%.

Let me now turn the call back to Darin for some final comments before opening the call to questions.

Darin…

Darin Billerbeck - Lattice Semiconductor Corp - President & CEO

[CLOSING REMARKS AND Q&A]

Thank you Joe.

Hopefully that gives you a sense of the powerful combination and why this is truly a transformational opportunity for both companies. As I said at the start, this acquisition makes sense financially. It will be immediately accretive to earnings. We also expect strong free cash flow will provide us with flexibility to aggressively pay down debt. Also important, this acquisition will not be dilutive to Lattice shareholders.

Second, customers stand to benefit significantly. Post-closing, we will be able to offer broader, even more strategic solutions to customers. Combining the power of our flexible FPGAs with the process optimization of Silicon Image’s ASSPs will allow Lattice to support customers from the initial product definition stage all the way through maturity. The implications of this are huge for Lattice and its customers.

And finally, Lattice will gain powerful scale faster than we could build organically. As we’ve stated numerous times, achieving scale is paramount to our long-term success and is essential to building value for shareholders. This scale will allow us to benefit from added supply chain, OpEx and R&D synergies. We will also benefit from a broader footprint, larger IP portfolio and greater customer presence, all of which are critical to driving longer-term stickier revenue and EPS growth. Our goal of this acquisition is to double Lattice’s EPS within the next 2 years.

The combined capabilities of Lattice and Silicon Image, our end markets and our customers fit naturally together. We are adding value. We are taking two strong stand-alone companies and making 1 even stronger company.

We expect our customers, employees and shareholders will be as excited as we are about the combination.

That concludes our prepared comments. We will now open the call to questions.

Operator….

Tristan Gerra:    I don’t have the slides right in front of me but could you talk about the acquisition and the impact on EPS? What are the assumptions in terms of Silicon Image revenue going forward?

A:    So as you know, we’re not going to do any forward-looking guidance related to this, but they have a trailing revenue, I talked about that in the call $253 million. They’ve got solid pipeline going forward, but we’re not going to address the forward-looking guidance.

Q:    And then with this acquisition as see you make big push in the consumer end market. Could you remind us approximately the mix of MHL revenues of Silicon Image? And also what type of exposure you would get to your largest customer as a result of the acquisition?

A:    So I’ll talk about the second question first because I am not sure I know the answer of the first one. We would expect the largest customers that we have would be under 20% of the total combination in 2015.

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Richard Shannon:    I guess my first question is a big picture one. In kind of response to your discussion about synergies here, kind of big picture you’re proposing to put together an FPGA company and an SSD company which really hasn’t been done or even tried in quite some time. What is your level of confidence that’s putting these two very different business models together is going to achieve synergies. Have you talked about this with some of your customers? Especially with regards to Silicon Image’s MHL business, are you going — do you expect to be putting that on and FPGA to start with? And then perhaps harden your ICE products and the ASSPs over time. Can you discuss that a little bit please Darin?

A:    So let’s take the bigger, broader picture here. So we’re driving through a consumer and we’re able to provide products that are less than $0.50 easily with a lot of flexibility that you’re seeing in smartphones, tablets and all sorts of different devices. One can argue that it’s not difficult then to take some of the products and I’ll give you an example, like USB 3.1 Type -C. One can argue if I had the IP earlier, I could be first to market by about six months over anybody in the industry. And then once we figured out actually all the programmable ways that people were using USB 3.1, because they’re using chargers, they’re using smartphones, they’re using tablets, they’re using all different devices, then you could begin putting a more of a larger ASSP if you will, not larger, but more cost effective version of that.

You can make the choice at that point to do a hardened ASSP all the way across or leave some programmability on there, thus giving them some flexibility not as much as you would have with an FPGA at much lower costs. So we’re looking at this as one as you can get the development cycle in very quickly within FPGA, you can follow that up with the mid-stream by ramping the FPGA but then when you go to the maturity or they figure out specifically what those applications need, then you can turn a more optimized thing, which is exactly what we did in the smartphone industry.

As you know when we first got into the larger smartphone supplier in the world, we did it with a blank canvas FPGA, turning a bunch of features. By the time we got to about the fourth or fifth design wins, that product had a lot more hardened IP and was less flexible then the initial product that we sold. And it turns out the cost structure by doing that is quite a bit lower. This is what makes the Silicon Image acquisition really attractive for us, because they even have a broader portfolio in the consumer markets where our speed to market enable then to be the first mover and fast mover followed up by more of either a handed FPGA with less flexibility or just going straight to an ASSP.

The other thing that I’ll tell you that’s interesting too, it’s the way that they have built their millimeter wave technology is primarily CMOS driven, they’re one of the leaders in CMOS radios and FPGAs are all CMOS. So one can argue that there is a tonne of opportunity for us to get upfront and help get the development process much accelerated from how you would see today.

So radios are one side of the equation but then you also have how that radio works. So that enables us to be able to get them to market much faster than one would think. So again I think the combination gives you a lifecycle approach but it also gives you the ability to debug products upfront and then if you want to turn to ASSP, it’s not different then using the [indiscernible] off of an FPGA and designing an ASIC.

So pretty standard way. Any portion of that that you want to dive into?

Q:    Regarding the $32 million in synergies, Silicon Image had already talked about reducing OPEX. Is your $32 on top of that or inclusive of that?

A:    It’s on top of that. The $32 million are reductions based on synergies. We are very complimentary in case of locations. Sunnyvale. Shanghai. We have a large facility in the Philippines. We will take the best of both companies and create a stronger company in the end.

Q:    Was this a competitive bidding process? Any other bidders have emerged — any thoughts around on that please?

A:    We’re not going to comment on that, I know that their Board and our Board did the appropriate due diligence on both sides of this and I think it’s a good outcome for both of us. We’re going to be filing merger and tender offered docs with the SEC in the coming days. So that will be fairly quick and you’ll have more detail in that related to the transaction.

***

Rajvindra Gill:    Can you again provide the rationale behind the acquisition and how you can combine products? I don’t see immediate product overlap.

A:    Yes, so let’s talk — immediately you’re going to evolve, with things like HDMI one to two and USB one to two and MHL from two to three and there is even Super MHL out there. So immediately you’re going to have the two products actually fairly complementary, the integration is not going to happen until we sit down and really drive for specific products that we want to drive into those markets where we can then better define an FPGA or use one that’s existing to help us in those markets. So when we go through, there will be some transformation time that it will take for us to get through the strategic roadmaps and everything. Today you can just go sell into it, but a prime example today will be just putting MHL right over our USB 3.1 solution that we’re already sampling. We’re one of the first to market with USB 3.1, it’s not difficult for us to put that IP that they already have on our solution. So those are the kinds of things that we will do right out of the chute.

Q:    Is there a need for this from a customer perspective?

What we can do with USB, we can do USB with MHL or we can do USB with display port, and yes there is a need for both of those technologies to be over, that’s one of the advantages of USB 3.1 is that it enables you a much higher speed data throughput for it and has also enables fast charging. And with our FPGA, we have the ability to be able to program all the inputs and then do the USB flip, because USB 3.1 you can put it in either direction on either side and so there is an aspect of that where people want to use some of those signals for their own ID and for some of them use them for security and other things. So you got to be able to have a flexible connection on that, but you can run both MHL or eDP over that and there is an advantage to doing either depending on the application. And we have the capability to do both with the Silicon Image IP and with our FPGA.

Q:    What’s the thinking about the 60 GHZ technology?

So 60 gigahertz I think is a viable technology in a lot of ways. And as you know, Silicon Image had — they really call it millimetre wave, but 60 gigahertz has what we call the Snap technology, which is very short range radio, and then there is wireless HD which is more of a gaming or point-to-point, and then you have Y-gig which is really kind of the 802.11 standard. And there is also the big backhaul thing. My belief is that you’re going to see some revenue for the first Snap technology probably in 2016. I think it will probably happen a little later than what people think. You’ll probably see that in more tablets and laptops and things like that, alongside some of the Y-gig so you’re not going to have just one standard in all of these, because it’s going to depend on the application. So, we’ve looked at that a lot, the nice thing is Silicon Image has a very strong IP portfolio in that technology, they are one of the first to market with CMOS technology and again all of our products are on CMOS too, so that enables us to use our R&D reuse and also be able to apply those IT cores across multiple different products, so we think we’re going to expand some of the presence on those with the already existing IP and then utilize the strength of the development team and architecture team in Sunnyvale and that came from the original SiBEAM acquisition. So I think we feel very confident that that technology will be used. It’s probably more of a matter of timing than anything. It’s just — it’s going to take time to get that off the ground.

Q:    Do you foresee any regulatory issues or stumbling blocks before the deal closes?

A:    No. [Silicon Image is] not particularly big in China. You will always have regulatory in the U.S. Other than that, we do not see any regulatory issues.

***

Chris Rollins:    Talk about the components of the synergy slide a bit more. What percent do you prescribe to each of the 4 buckets. These are all cost synergies?

A:    Yes, there are no revenue synergies associated with this 32 million. It’s all on the cost and OpEx side. And I don’t have above good method of ascribing to each of these. Clearly they have gone in and already done some initial reductions related to sales and marketing and to some G&A functions, so that is going to be less of an upside in the synergy space. R&D has opportunities and this is really on site consolidations, so we’ve got lease breakages and a lot of other interesting things where we can optimize some of those assets baked in here for the $32 million, but it’s really — it’s optimizing across the two entities. We have some level of duplication in skill set, some level of duplication in location that we will be combining and that should give us the $32 million. As we were digging through due diligence, we were clearly looking for opportunities to synergize.

Q:    What is stopping customers from cannibalizing and just skip over to ASSP?

A:    Well in some cases because they are around leading edge technologies, what we typically do is, you start with an FPGA, and you’ll walk in and you develop a few different features for them and then the next version of that those particular features may get integrated into an application process or something else and they’re looking for the next three features, right? In other cases, we’ll actually harden those features and just add more. We have a menu of about maybe 25 different things that we can do in smartphone, tablets and consumer electronic devices and some people just take the menu and say hey I want those three things. When you build an FPGA like we’ve done on CMOS Technology, on 40-nanometer, it’s already competitive with an ASIC and an ASSP. And the reason I say that is because, we’re building devices today that are like 1.4a by 1.4a square millimeters, right. There are a lot of ASSPs out there that are already bigger than that, so by focusing on really driving an efficient architecture on our lower end consumer FPGAs, we’re able to actually be cost competitive with more ASSPs plus we offer the flexibility for these guys to change. One of our customers actually would use one FPGA in a smartphone platform and they would program it differently for all three different geographies they serve. They use one hardware platform and they say, this geography wants these features, so they would program that the same hardware set to do different features whether it was Europe or the U.S. or in Asia. So that’s kind of the flexibility. They don’t have to hold the inventory of three different products, they just program it differently through their production line. In some cases that’s flexibility they don’t want to give up. In other cases if it’s a hardened standard thing that’s not evolving they will and I think it’s the same issue that Silicon Image has as they win early and then some of the stuff that they do get integrated also and so the license which is a good way, if you’re going to get it integrated anyway, you might as well get the license royalties, which is a better model.

Q:    And most of Silicon Image’s products, are these going to be initially addressed by your iCE40 line or your MACH XL lines, is it almost all iCE40?

A:    iCE40 and MACH XL are actually very similar. The only difference is that iCE40 we limited the number of IOs on that, it’s around 100 IOs because in the markets that we serve they typically have somewhere between about 8 IOs and maybe 40 or 50. MachXO2 can actually go up to over 300 in some IOs, but what people forget is the lowest version of MachXO which is called XO2 can actually going out to lower power even then iCE, nobody — very few people know that. So we can use both products if you need more functionality, more features still it adds very low power for consumer devices, you can use MachXO2, little bit more expensive because the architecture again was more performance driven than iCE so it gives you two flavors you want the absolute lowest cost you go with iCE, if you want more capability and more features you go with MachXO2. Both can handle some of the products that Silicon Image is offering.

Q:    Let’s talk about the $1 billion revenue goal. How do we think about remaining $400? All organic or appetite for acquisitions?

A:    No, I think what you’re going to find is we have a lot of room to grow. As I mentioned the largest customer will be under 20% with this combined entity for that combination that we talked about. So we got lots of room to grow and a lot of the big customers worldwide in consumer. And I think we have a broader marketplace than we had before, especially with people as they see what we’re going to do. And let’s not forget industrial in this but our plan is to grow organically. For a while we pay down the debt and we do that and of course we’re always going to look for other synergies down the line.

But I think right now we’re going to be focused on the integration of this thing, generating the EPS that we said, we took a goal that we want to double the EPS and I want to do it lot faster than that goal and we want to pay down that debt as fast as humanly possible, which means we got to structure the organization efficiently. And the biggest thing is it’s really going to be treated more like a merger as we do this than an acquisition where you’re trying to cut cost, we’re going to do it in a systematic way in all sites, so looking at the combination, looking at the roadmaps and then making the deliberate decisions. But we know those synergy numbers are real.

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Ian Ing:    This idea of using ASSPs to defend longer, is this a capability that management’s chose to futureproof the FPGAs or is this some request for better cost roadmaps you are already getting from OEMs or are you anticipating getting from OEMs? Essentially is it more push or pull?

A:    I think it’s a little both, to be honest with you. I mean we learned that again, the largest smartphones prior we supported we learned that you got to start hardening and continuing to add features. So the evolution is in consumer you don’t necessarily need a blank sheet of canvas every time, some of this you’d learn, you integrate that hardening and it becomes what we call big H and little P which is a big hardened device with some programmability and flexibility and that won’t be our whole product line, because we still service 100-150,000 smart devices in communications where you still handle Huawei and ETE and Alcatel Lucent and Ericsson, these big canvases that they’re going to do their own RTL on.

So let’s not think of it we’re just all consumers, just a large part of our business is focused on really taking the IP, getting to market fast and then doing what we naturally did and what we learned from the smartphone industry, which is just continue to evolve those capabilities but they really want the cost structures of an ASSP, but they want that flexibility of an FPGA and I think we have the best of both worlds by being able to do that.

Q:    And the scale needed to cross over from FPGAs to ASSPs where it starts to make sense. Are you starting to see that with some of your sockets right now or is that something that’s coming up in the future you think?

A:    Well I think we started seeing it, again when we entered the smartphone market, I think we started to see it in a big way and then as we really started to drive in to China we started realizing that we had some pretty attractive solutions there and we could make it even more attractive by being more ASSP-like. But again let’s also not forget that from a development perspective, people want that true FPGA which has the flexibility to do whatever they want.

And I think that ease of market to getting their products in faster, that’s what really helps and I think the biggest sticking point towards the Silicon Image integration for us is the fact that they’re leading that IP upfront. So we can help our customers much, much faster and better. We would always kind of wait for them, now we can help drive some of these things and create solutions to get to market before anybody, and then follow on up with either a big H small P device, that just goes straight to an ASSP. Because we have both capabilities and we have both knowledge spaces.

Q:    And lastly could you talk about portfolio synergies outside of consumer that’s still a smaller part, a minority of your sales, but Silicon Image has millimeter products, is there any synergy on the common infrastructure portfolio or some other end markets?

A:    Yes probably in the LTE offload for sure, that’s a pretty heavy duty 60 gigahertz technology that they have. And I think that’s the focus of some of the small cell stuff. So we’re really going to have to dive in and see the complementary aspects of what we’re doing already. We do a lot of control playing work, so again we’re trying to connect and control some of the elements on those boards for those and they’re doing pure data. So they got the baseband plus a 60 gig radio and the baseband. Let’s not forget is all digital too. So you could use the big FPGA to do baseband as you’ll walk through this. So there are a lot of commonalities there, I don’t know that we’ve really — we didn’t dive into as much detail on that one as we were focused on really getting the synergies from the growth markets first and then we’ll look at some of those value markets as we move forward.

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Charlie Anderson:    Can you speak to the view from the MHL technology and a longer term view of that technology, since there have been struggles?

A:    Yes, if you just look at MHL today, I mean it’s a great technology, I don’t know if you used it, but I set it up on my phone, I went ahead and cranked one of those things up on the screen and the high definition quality is amazing. So anyone who says the quality isn’t as good is wrong, at least on my Galaxy. So, I kind of looked at the thing as pretty amazing technology and if you look, it’s more than just smartphones and tablets and stuff, its smart TVs, it’s in a lot of the different appliances. So, I think it’s going to be — I think wired is going to be there a while until people really start to drop some of the wireless and until that wireless is capable of doing video imaging, you’re still going to have HDMI which is kind of the standard out there, probably will be the standard for a long time to come, MHL is more for kind of the mobile devices if you were to connect up to the TVs and display. So I think that I look at it as a viable technology, we can do a lot more with it, as we kind of walk through, but let`s also understand that there is also EDP out there, right. We want to be able to do both of those. Even though MHL is compelling, there is also going to be EDP, embedded display port, that is going to be out there. So we want to be able to be flexible enough to obviously drive the standard we think is fast, but then be flexible enough to be able offer both. I think it’s a viable technology. I think both are going to go until we get a really big 60 gigahertz infrastructure and 802.11 evolves to Y-gig which I think is going to happen. I think you’re going to see wires around here for a long time and I don’t think everything is going to turn over overnight, but I think there is going to be a great opportunity for both. Eventually I’ll tell you that everything will be wireless.

Q:    I think there was a just shy of $21 million break fee. Is there a no shop provision too?

A:    I don’t believe there is.

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Arnold Ursanor:    Can you comment on the current revenue stream that Lattice gets from hand-offs from SIMG and do you currently pay SIMG royalties?

A:    We do not and the current stream of hand-offs is really not existent. That’s something that we would not see that because we would be in the front end of this process, the socket could end up going ASSP to any number of customers.

Q:    How do you envision the QTerics partnership evolving?

A:    Yes, we don’t really see any changes of that as we move forward. Obviously, we’re going to look at all the businesses and the viability of those businesses. I look at that stuff as pretty interesting, and as we go through we’re going to embrace the fact that we have some new capabilities that Lattice isn’t an expert in but I know Silicon Image is, and I know that Qualcomm wouldn’t have invested in that if there wasn’t some viability there and so it’s always good to have somebody like that backing you. I think we just got to dive into the detail and understand how it fits within all the other priorities and if it’s something that we want to invest in, we’ll invest more in it.

Q:    you just highlighted that your view MHL was compelling for mobile, yet Silicon Image had highlighted in December that it was designed out of a key customer program, likely to impact ’15 probably continuing to ’16, and in fact mathematically mobile would probably be down mid-teens. Was all of this known to you well before this process unfolded?

A:    I think you’ve got to be careful and a little cautious about that particular statement. It’s factual for sure, but it may not be directional. If you look at what some of these customers are doing, when people are in a world of hurt, they kind of cut everything out, they just throw everything away and in some cases the baby goes with the bathwater. In the United States, people may not be using MHL. Although from a sales guy, I sure would rather use my phone than have to take my PC everywhere and that’s one of the applications you can use. Let’s take China though. In China, your phone now becomes your computer and you want to go ahead and increase the display on that, that’s a much bigger pull than it would be if you’re trying to do something and you have some other thing. So I think depending on the geography you can get certain things, the fact that people are focusing on other things like reducing the bill of material and cramming down things and trying to go into other markets, I don’t think it’s an indication of the viability of the technology. The fact is displays, TVs, everything has it. So the model’s solid, the model there just because one customer has an issue doesn’t mean that it won’t be big longer-term. But yes, we did know that, by the way when we walked in.

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Sachin Shah:    You expect the deal to close by mid-March and end of March?

A:    We put the end of March in the timeline in the presentation.

Q:    I just want to find out as far as the NOLs and R&D credits, they seem based on the last 10-Q just a little over $100 million, so just wanted to find out how much of that do you believe that you can maybe utilizing in this transaction? And is that part of your $32 million synergy number?

A:    It is not. We’ll be able to leverage some of that as we go forward. It’s all valuation based and first accounting based and all that fun stuff once we get the valuation aligned. We’ll be able to use some of those attributes, but it’s not integrated in the synergies.

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John Tanwangteng:    One of the things that Silicon Image was trying to do was invite external investment partnerships. I know they did it first with Qualcomm already. I’m just wondering that’s still the plan?

A:    Absolutely. There’s lots of progress there and there are still a lot of opportunities. So I think they were smart to do that. I think going out and getting people that understand the technology and the direction that want to be part of it investing in it, I think that’s a good model. I think what they’ve done in the past, we would continue to do and look for other people to make investments and if it’s viable you are going to get more people that want to invest.

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Additional Information

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. No tender offer for the shares of Silicon Image, Inc. has commenced at this time. In connection with the proposed transaction, Lattice Semiconductor may file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”). Any definitive tender offer documents will be mailed to shareholders of Silicon Image. INVESTORS AND SECURITY HOLDERS OF SILICON IMAGE ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Lattice Semiconductor through the Web site maintained by the SEC at http://www.sec.gov or through Secretary, Lattice Semiconductor Corporation, 5555 NE Moore Court, Hillsboro, Oregon 97124-6421.

Forward-Looking Statements

The foregoing paragraphs contain forward-looking statements that involve estimates, assumptions, risks and uncertainties. Any statements about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Words or phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “may,” “will,” “should,” “continue,” “ongoing,” “future,” “potential” and similar words or phrases identify forward-looking statements. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. Forward-looking statements involve estimates, assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the forward-looking statements: the risk that the transaction will not close when expected or at all; the risk that the operations of the two companies will not be integrated successfully; the failure to achieve the anticipated benefits and synergies of the transaction; the risk that Lattice or Silicon Image’s business will be adversely impacted during the pendency of the transaction; costs associated with the transaction; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; and other events that could adversely impact the completion of the transaction, including industry or economic conditions outside of the control of Lattice and Silicon Image. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Lattice and Silicon Image’s overall business, including those more fully described in Lattice’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 28, 2013, and Lattice’s quarterly reports filed on Form 10-Q for the 2014 fiscal year, and those more fully described in Silicon Image’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2013, and its quarterly reports filed on Form 10-Q for the 2014 fiscal year. You should not unduly rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. We do not plan to, and undertake no obligation to, update any forward-looking statements to reflect events or circumstances that occur after the date on which such statements are made or to reflect the occurrence of unanticipated events.